Pricing Supplement STR-18
(To the Prospectus  as amended by the Post-Effective Amendment to the Registration Statement filed on March 19, 2015, the Prospectus Supplement dated March 23, 2012, and the Product Supplement EQUITY INDICES STR-1 dated September 23, 2013)
Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-180300-03
122,500 Units $10 principal amount per unit CUSIP No. 22548D740	Pricing Date Settlement Date Maturity Date	April 1, 2015 April 8, 2015 April 13, 2018

Strategic Accelerated Redemption Securities® Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index

▪      Automatically callable if the closing level of each Index on any Observation Date, occurring approximately one year, two years, and three years after the pricing date, is at or above its Starting Value

▪      In the event of an automatic call, the amount payable per unit will be:

▪      $11.92 if called on the first Observation Date

▪      $13.84 if called on the second Observation Date

▪      $15.76 if called on the final Observation Date

▪      If not called on the first or second Observation Dates, a maturity of approximately three years

▪      If not called, 1-to-1 downside exposure to decreases in the Worst Performing Index, with up to 100% of your principal at risk

▪      All payments are subject to the credit risk of Credit Suisse AG

▪      No periodic interest payments

▪      Limited secondary market liquidity, with no exchange listing

▪      The notes are senior unsecured debt securities and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction

The notes are being issued by Credit Suisse AG (“Credit Suisse”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY INDICES STR-1.

The initial estimated value of the notes as of the pricing date is $9.83 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-17 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.
_________________________

	Per Unit	Total
Public offering price	$10.00	$1,225,000.00
Underwriting discount	$0.10	$12,250.00
Proceeds, before expenses, to Credit Suisse	$9.90	$1,212,750.00

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
April 1, 2015

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

Summary

The Strategic Accelerated Redemption Securities® Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction and are not secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Credit Suisse.

The notes will be automatically called at the applicable Call Amount if the closing level of each of the Russell 2000® Index and the EURO STOXX 50® Index (each, an “Index” and together, the “Indices”) on any Observation Date is equal to or greater than its Starting Value. If your notes are not called, you will lose all or a portion of the principal amount of your notes based on the performance of the Worst Performing Index (as defined below). Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Indices, subject to our credit risk.  See “Terms of the Notes” below.

The economic terms of the notes (including the Call Amounts and Call Premiums) are based on the rate we are currently paying to borrow funds through the issuance of market-linked notes (our “internal funding rate”) and the economic terms of certain related hedging arrangements.  Our internal funding rate for market-linked notes is typically lower than a rate reflecting the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit rate”).  This difference in borrowing rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. These costs will be effectively borne by you as an investor in the notes, and will be retained by us and MLPF&S or any of our respective affiliates in connection with our structuring and offering of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes.  This estimated value was determined based on our valuation of the theoretical components of the notes in accordance with our pricing models. These include a theoretical bond component valued using our internal funding rate, and theoretical individual option components valued using mid-market pricing.  You will not have any interest in, or rights to, the theoretical components we used to determine the estimated value of the notes. The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes.  For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-17.

Terms of the Notes	Payment Determination
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London Branch.
Automatic Call Provision:

Redemption Amount Determination:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date based on the performance of the Worst Performing Index, determined as follows:

Because the Threshold Value for each Index is equal to its Starting Value, you will lose all or a portion of your investment if the Ending Value of either Index is less than its Starting Value.

Principal Amount:	$10.00 per unit
Term:	Approximately three years, if not called on the first or second Observation Dates
Market Measure:	The Russell 2000® Index (Bloomberg symbol: “RTY”) (the “RTY”) and the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”) (the “SX5E”), each a price return index.
Worst Performing Index:	The Index with the largest percentage decrease from its Starting Value to its Ending Value.
Automatic Call:	The notes will be automatically called on any Observation Date if the Observation Level of each Index on that Observation Date is equal to or greater than its Call Level.
Starting Value:	1,251.708 with respect to the RTY and 3,714.89 with respect to the SX5E.
Ending Value:	With respect to each Index, its closing level on the final Observation Date.
Observation Level:	With respect to each Index, its closing level on any Observation Date.
Observation Dates:
April 8, 2016, April 7, 2017, and April 6, 2018 (the final Observation Date).
The Observation Dates are subject to postponement in the event of Market Disruption Events, as described on page PS-18 of product supplement EQUITY INDICES STR-1.

Call Level:	With respect to each Index, 100% of its Starting Value.
Call Amounts (per Unit) and Call Premiums:
$11.92, representing a Call Premium of 19.20% of the principal amount, if called on the first Observation Date;
$13.84, representing a Call Premium of 38.40% of the principal amount, if called on the second Observation Date; and
$15.76, representing a Call Premium of 57.60% of the principal amount, if called on the final Observation Date.

Call Settlement Dates:
The fifth business day following the applicable Observation Date, subject to postponement as described on page PS-18 of product supplement EQUITY INDICES STR-1; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.

Threshold Value:	With respect to each Index, 100% of its Starting Value.
Fees and Charges:	The underwriting discount of $0.10 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-17.
Joint Calculation Agents:	Credit Suisse International and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), acting jointly.

Strategic Accelerated Redemption Securities®	TS-2

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY INDICES STR-1 dated September 23, 2013:
http://www.sec.gov/Archives/edgar/data/1053092/000095010313005547/dp40809_424b2-str2.htm

▪	Prospectus supplement dated March 23, 2012:
http://www.sec.gov/Archives/edgar/data/1053092/000104746912003186/a2208088z424b2.htm

▪	Prospectus as amended by the Post-Effective Amendment to the Registration Statement filed on March 19, 2015:
http://www.sec.gov/Archives/edgar/data/29646/000104746915002475/a2223613zposasr.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. When you read product supplement EQUITY INDICES STR-1 and the prospectus supplement, please note that all references in those documents to the prospectus dated March 23, 2012, or to any sections therein, should refer instead to the prospectus dated March 19, 2015, or to the corresponding sections of the prospectus, unless otherwise specified or the context otherwise requires. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES STR-1.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Credit Suisse.

Investor Considerations
You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:
▪    You anticipate that the closing level of each Index on any of the Observation Dates will be equal to or greater than its Starting Value and, in that case, you accept an early exit from your investment.

▪    You accept that the return on the notes will be limited to the return represented by the applicable Call Premium even if the percentage change in the level of either or both Indices is significantly greater than the applicable Call Premium.

▪    If the notes are not called, you accept that your investment will result in a loss, which could be significant.

▪    You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪    You are willing to forgo dividends or other benefits of owning the stocks included in the Indices.

▪    You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪    You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amounts and the Redemption Amount.

▪    You wish to make an investment that cannot be automatically called prior to maturity.

▪    You believe that the level of either Index will decrease from its Starting Value to its Ending Value.

▪    You anticipate that the Observation Level of either or both Indices will be less than its Call Level on each Observation Date.

▪    You seek an uncapped return on your investment

▪    You seek principal repayment or preservation of capital.

▪    You seek interest payments or other current income on your investment.

▪    You want to receive dividends or other distributions paid on the stocks included in the Indices.

▪    You seek an investment for which there will be a liquid secondary market.

▪    You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Strategic Accelerated Redemption Securities®	TS-3

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value, Call Level and Observation Levels of each Index, and the term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	a Starting Value of 100.00 for each Index;

2)	a Threshold Value of 100.00 for each Index;

3)	a Call Level of 100.00 for each Index;

4)	the term of the notes from April 8, 2015 to April 13, 2018;

5)
the Call Premium of 19.20% of the principal amount if the notes are called on the first Observation Date, 38.40% if called on the second Observation Date, and 57.60% if called on the final Observation Date; and

6)	Observation Dates occurring on April 8, 2016, April 7, 2017, and April 6, 2018 (the final Observation Date).

The hypothetical Starting Value of 100.00 for each Index used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 1,251.708 with respect to the RTY and 3,714.89 with respect to the SX5E, each of which was the closing level of the relevant Index on the pricing date. For recent actual levels of the Indices, see “The Indices” section below. Each Index is a price return index and as such, its Ending Value will not include any income generated by dividends paid on the stocks included in that Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Strategic Accelerated Redemption Securities®	TS-4

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

Notes Are Called on an Observation Date

The notes will be called at $10.00 plus the applicable Call Premium on one of the Observation Dates if the Observation Level of each Index is equal to or greater than its Call Level.

Example 1 – The Observation Level of each Index on the first Observation Date is above its Call Level. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.92 = $11.92 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 2 – On the first Observation Date, although the Observation Level of the EURO STOXX 50® Index is above its Call Level, the Observation Level of the Russell 2000® Index is below its Call Level. Therefore, the notes will not be called on the first Observation Date. On the second Observation Date, the Observation Level of each Index is above its Call Level. Therefore, the notes will be called at $10.00 plus the Call Premium of $3.84 = $13.84 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 3 – On the first and second Observation Dates, although the Observation Levels of the EURO STOXX 50® Index are above its Call Level, the Observation Levels of the Russell 2000® Index are below its Call Level. Therefore, the notes will not be called on the first or second Observation Date. On the third and final Observation Date, the Observation Level of each Index is above its Call Level. Therefore, the notes will be called at $10.00 plus the Call Premium of $5.76 = $15.76 per unit.

Notes Are Not Called on Any Observation Date

Example 4 – The notes are not called on any Observation Date because the Observation Level of at least one Index is below its Call Level on each Observation Date (including the final Observation Date).  Because the Redemption Amount will be based on the performance of the Worst Performing Index and the Ending Value of at least one Index is less than its Threshold Value, the Redemption Amount will be less, and possibly significantly less, than the principal amount.  For example, if the Russell 2000® Index is the Worst Performing Index and its Ending Value is 85.00, the Redemption Amount per unit will be:

Summary of the Hypothetical Examples
Notes Are Called on an Observation Date	Notes Are Not Called on Any Observation Date
	Example 1		Example 2		Example 3		Example 4
	RTY	SX5E	RTY	SX5E	RTY	SX5E	RTY	SX5E
Starting Values	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Call Levels	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Threshold Values	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Observation Levels on the First Observation Date	120.00	125.00	90.00	105.00	90.00	105.00	88.00	105.00
Observation Levels on the Second Observation Date	N/A	N/A	120.00	125.00	85.00	120.00	78.00	90.00
Observation Levels on the Final Observation Date	N/A	N/A	N/A	N/A	135.00	150.00	85.00	120.00
Returns of the Indices	20.00%	25.00%	20.00%	25.00%	35.00%	50.00%	-15.00%	20.00%
Return of the Notes	19.20%		38.40%		57.60%		-15.00%
Call Amount / Redemption Amount per Unit	$11.92		$13.84		$15.76		$8.50

Strategic Accelerated Redemption Securities®	TS-5

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement EQUITY INDICES STR-1 identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not called, your investment will result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.  If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the stocks included in the Indices.

▪
The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our proprietary pricing models. These pricing models consider certain factors, such as our internal funding rate on the pricing date, interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect. Because our pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by us (even among issuers with similar creditworthiness), our estimated value may not be comparable to estimated values of similar notes of other issuers.

▪
Our internal funding rate for market-linked notes is typically lower than our secondary market credit rates, as further described in “Structuring the Notes” on page TS-17. Because we use our internal funding rate to determine the value of the theoretical bond component, if on the pricing date our internal funding rate is lower than our secondary market credit rates, the initial estimated value of the notes will be greater than if we had used our secondary market credit rates in valuing the notes.

▪
The public offering price you pay for the notes exceeds the initial estimated value. This is due to, among other transaction costs, the inclusion in the public offering price of the underwriting discount and the hedging related charge, as further described in “Structuring the Notes” on page TS-17.

▪
Assuming no change in market conditions or other relevant factors after the pricing date, the market value of your notes may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, the inclusion in the public offering price of the underwriting discount and the hedging related charge and the internal funding rate we used in pricing the notes, as further described in “Structuring the Notes” on page TS-17. These factors, together with customary bid ask spreads, other transaction costs and various credit, market and economic factors over the term of the notes, including changes in the levels of the Indices, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪
A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. MLPF&S has advised us that any repurchases by them or their affiliates will be made at prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s trading commissions and mark-ups.  If you sell your notes to a dealer other than MLPF&S in a secondary market transaction, the dealer may impose its own discount or commission. MLPF&S has also advised us that, at its discretion and for your benefit, assuming no changes in market conditions from the pricing date, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes for a short initial period after the issuance of the notes. That higher price reflects costs that were included in the public offering price of the notes, and that higher price may also be initially used for account statements or otherwise. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes within the Eurozone.

▪
Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in shares of companies included in the Indices), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Each of the Index sponsors may adjust the relevant Index in a way that affects its level, and has no obligation to consider your interests.

▪
You will have no rights of a holder of the securities represented by the Indices, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪
While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Indices, we, MLPF&S and our respective affiliates do not control any company included in the Indices, and are not responsible for any disclosure made by any other company.

Strategic Accelerated Redemption Securities®	TS-6

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪
As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part.

▪
The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Material U.S. Federal Income Tax Considerations” below and “Material U.S. Federal Income Tax Consequences” beginning on page PS-26 of product supplement EQUITY INDICES STR-1.

Additional Risk Factors

The notes are subject to the risks of each Index, not a basket comprised of the Indices, and will be negatively affected if either Index decreases from its Starting Value on each Observation Date, even if the other Index increases from its Starting Value. You are subject to the risks associated with each Index. On any Observation Date, if the Observation Level of one Index is less than its Call Level, the notes will not be called, even if the Observation Level of the other Index is greater than its Call Level. If the notes are not called, the Redemption Amount will be determined only by reference to the Worst Performing Index, regardless of the performance of the other Index.  The notes are not linked to a basket composed of the Indices, where the appreciation of one Index could offset to some extent the depreciation of the other.  In the case of the notes that we are offering, the individual performance of each Index would not be combined, and the depreciation of one Index would not be offset by any appreciation of the other Index.

You will not benefit in any way from the performance of the better performing Index. The return on the notes depends solely on the performance of the worst performing Index (which may or may not be the same Index on each Observation Date), and you will not benefit in any way from the performance of the better performing Index. The notes may underperform a similar investment in each of the Indices or a similar alternative investment linked to a basket composed of the Indices. In either such case, the performance of the better performing Index would be blended with the performance of the worst performing Index, resulting in a potentially better return than the Call Premium in the case of an automatic call, and a better return than the return of the Worst Performing Index if the notes are not called.

Because the notes are linked to two indices, as opposed to only one, it is more likely that the notes will not be automatically called on an Observation Date; if not called, you will lose all or a portion of your investment. With two underlying indices, it is more likely that either of the Indices will close below its Call Level on any Observation Date (and, therefore, the notes will not be automatically called) than if the notes were linked to only one of the Indices.  If the notes are not called, not only will you never receive your entire principal plus a Call Premium, but your return will depend on the Ending Value of the Worst Performing Index and you will lose all or a portion, which could be significant, of your investment.

You will be subject to risks relating to the relationship between the Indices. Your return on the notes may benefit from a positive correlation, if any, between the Indices, in the sense that they tend to increase or decrease at similar times and by similar magnitudes. By investing in the notes, you assume the risk that the Indices will not exhibit this relationship. The less correlated the Indices, the more likely it is that one of the Indices will decrease below its Starting Value over the term of the notes. All that is necessary for you to lose principal is for one of the Indices to decrease below its Starting Value as of each Observation Date; in such a case, the performance of the Index that is not the worst performing Index is not relevant to your return on the notes at maturity or upon an automatic call. It is impossible to predict what the relationship between the Indices will be over the term of the notes. The Russell 2000® Index represents a portion of the U.S. equity markets, while the EURO STOXX 50® Index represents a portion of the European equity markets, and they may not perform similarly over the term of the notes.

Strategic Accelerated Redemption Securities®	TS-7

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

Other Terms of the Notes

Market Measure Business Day

The provisions of this section supersede and replace the definition of “Market Measure Business Day” set forth in product supplement EQUITY INDICES STR-1.

A “Market Measure Business Day” means a day on which:

(A) with respect to the Russell 2000® Index, the New York Stock Exchange and The NASDAQ Stock Market (or any successors) are open for trading, and with respect to the EURO STOXX 50® Index, the Eurex (or any successor) is open for trading; and

(B) each Index or any successor thereto is calculated and published.

Market Disruption Events and Other Events

For either Index (an “Affected Index”), if (i) a Market Disruption Event occurs on an Observation Date or (ii) any scheduled Observation Date is determined by the calculation agent not to be a Market Measure Business Day by reason of an extraordinary event, occurrence, declaration, or otherwise (any such day in either (i) or (ii) being a “non-calculation day”), the calculation agent will determine the level of each Index for that non-calculation day, and as a result, its Observation Level, as follows:

•	The closing level of the Index that is not an Affected Index will be its closing level on that non-calculation day.

•
The closing level of the Index that is an Affected Index for the applicable non-calculation day will be determined in the same manner as described in the fifth and the sixth paragraphs of the section of the product supplement “Description of the Notes—Automatic Call,” provided that references in those paragraphs to “Market Measure” will be references to the Affected Index.

Strategic Accelerated Redemption Securities®	TS-8

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

The Indices

All disclosures contained in this term sheet regarding each Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Russell Investments (“Russell”) and STOXX Limited (“STOXX”) (each, an “Index sponsor,” and together, the “Index sponsors”). Each Index sponsor, which licenses the copyright and all other rights to the relevant Index, has no obligation to continue to publish, and may discontinue publication of, the relevant Index. The consequences of any Index sponsor discontinuing publication of the relevant Index are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” beginning on page PS-20 of product supplement EQUITY INDICES STR-1.  None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of any Index or any successor index.

The Russell 2000® Index

The Russell 2000® Index is intended to track the performance of the small-cap segment of the U.S. equity market. The Russell 2000® Index is reconstituted annually and eligible initial public offerings (“IPOs”) are added to the Russell 2000® Index at the end of each calendar quarter. The Russell 2000® Index is a subset of the Russell 3000E™ Index, which contains the largest 4,000 companies incorporated in the U.S. and its territories and represents approximately 99% of the U.S. equity market. The Russell 2000® Index measures the composite price performance of stocks of approximately 2,000 U.S. companies. As of February 28, 2015, the largest five sectors represented by the Russell 2000® Index were Financial Services, Health Care, Technology, Consumer Discretionary, and Producer Durables. Real-time dissemination of the value of the Russell 2000® Index by Reuters began on December 31, 1986. The Russell 2000® Index was developed by Russell and is calculated, maintained and published by Russell. The Russell 2000® Index is reported by Bloomberg under ticker symbol “RTY”.

Methodology for the Russell U.S. Indices

Companies must be classified as U.S. companies under Russell’s country-assignment methodology in order to be included in the Russell U.S. indices. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), the company is assigned to the equity market of its country of incorporation. If any of the three do not match, Russell then defines three Home Country Indicators (“HCI”): country of Incorporation, country of Headquarters, and country of the most liquid exchange as defined by two-year average daily dollar trading volume (“ADDTV”) from all exchanges within a country. Using the HCIs, Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of the company’s assets matches any of the HCIs, then the company is assigned to its primary asset location. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. If conclusive country details cannot be derived from assets or revenue, Russell assigns the company to the country where its headquarters are located unless the country is a Benefit Driven Incorporation (BDI) country; in which case, the company will be assigned to the country of its most liquid stock exchange. Russell lists the following countries as BDIs: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, and trust receipts are not eligible for inclusion in the Russell U.S. Indices. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special-purpose acquisition companies, and limited partnerships are also not eligible for inclusion in the Russell U.S. Indices. Business development companies, exchange traded funds and mutual funds are also excluded. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion. Companies with a total market capitalization of less than $30 million are not eligible for the Russell 2000® Index. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Russell 2000® Index.

The primary criterion used to determine the initial list of securities eligible for the Russell U.S. Indices is total market capitalization, which is determined by multiplying total outstanding shares by the market price as of the last trading day in May for those securities being considered at annual reconstitution. IPO eligibility is determined each quarter.

Common stock, non-restricted exchangeable shares that may be exchanged at any time at the holder’s option on a one-for-one basis for common stock, and partnership units/membership interests (in certain cases, described below) are used to determine market capitalization for a company. Russell includes membership or partnership units/interests as part of total market capitalization when the company in question is merely a holding company of underlying entity that issues membership or partnership units/interests and these units are the company’s sole assets. If multiple share classes of common stock exist, they are combined. In cases where the common

Strategic Accelerated Redemption Securities®	TS-9

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

stock share classes act independently of each other, each class is considered for inclusion separately. On the last trading day of May of each year, all eligible securities are ranked by their total market capitalization. Reconstitution occurs on the last Friday in June. However, at times this date precedes a long U.S. holiday weekend, when liquidity is low. In order to ensure proper liquidity in the markets, when the last Friday in June is the 29th or 30th, reconstitution will occur on the preceding Friday. In addition, Russell adds initial public offerings to the Russell 2000® Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

Once the market capitalization for each security is determined by use of total shares and price, each security is placed in the appropriate Russell market capitalization based index. The largest 4,000 securities become members of the Russell 3000E™ Index.

After the initial market capitalization breakpoints are determined by the ranges listed above, new members are assigned on the basis of the breakpoints and existing members are reviewed to determine if they fall within a cumulative 5% market capitalization range around these new market capitalization breakpoints. If an existing member’s market capitalization falls within this cumulative 5% of the market capitalization breakpoint, it will remain in its current index rather than be moved to a different market capitalization–based Russell index.

Capitalization Adjustments

After membership is determined, a security’s shares are adjusted to include only those shares available to the public, which is often referred to as “free float.” The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in the Russell U.S. Indices by their available market capitalization, which is calculated by multiplying the primary closing price by the available shares.

The following types of shares are considered unavailable for purchase and removed from total market capitalization to arrive at free float or available market capitalization:

▪	ESOP or LESOP shares that comprise 10% or more of the shares outstanding are adjusted;

▪
Cross ownership by another Russell 3000E™ Index or Russell Global® Index member:  Shares held by another member of a Russell index (including Russell global indices) is considered cross ownership, and all shares will be adjusted regardless of percentage held;

▪
Large corporate and private holdings:  Shares held by another listed company (non-member) or by private individuals will be adjusted if they are greater than 10% of shares outstanding. Not included in this class are institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms;

▪	Unlisted share classes: Classes of common stock that are not traded on a U.S. exchange are adjusted;

▪	IPO lock-ups: Shares locked up during an IPO that are not available to the public and will be excluded from the market value at the time the IPO enters the index; and

▪	Government Holdings:

▪	Direct government holders: Those holdings listed as “government of” are considered unavailable and will be removed entirely from available shares.

▪	Indirect government holders: Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%.

▪	Government pensions: Any holding by a government pension plan is considered institutional holdings and will not be removed from available shares.

Corporate Actions Affecting a Russell U.S. Index

Depending upon the time an action is determined to be final, Russell will either (1) apply the action before the open on the ex-date, or (2) apply the action providing appropriate notice, referred to as “delayed action.” The following describes the treatment of the most common corporate actions within the Russell Indexes.

▪
“No Replacement” Rule:  Securities that leave a Russell U.S. Index for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in a Russell U.S. Index over the year will fluctuate according to corporate activity.

▪
Mergers and Acquisitions:  Mergers and Acquisitions (M&A) result in changes to the membership and to the weighting of members within a Russell U.S. Index. M&A activity is applied to a Russell U.S. Index after the action is determined to be final. If both companies involved are included in the Russell 3000E™ Index or the Russell Global Index, the acquired company is deleted and its market capitalization is moved to the acquiring company’s stock, according to the merger terms. If only one company is included in the Russell 3000E™ Index, there may be two forms of merger or acquisition: if the acquiring company is a member, the acquiring company’s shares will be adjusted at month end, and if the acquiring company is not a member, the acquired company will be deleted after the action is determined as final.

▪
Reverse Mergers: When a Russell 3000 Index member is acquired or merged with a private, non-publicly-traded company or OTC company, Russell will review the action to determine whether it is considered a reverse merger. If it is determined that the

Strategic Accelerated Redemption Securities®	TS-10

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

action is a reverse merger, the newly formed entity will be placed in the appropriate market capitalization index after the close of the day following the completion of the merger and the acquired company will be simultaneously removed from the current index. The growth/value of the surviving entity is determined by the industry average, and cross-ownership will be determined on the basis of the most recent SEC filings.

▪
Reincorporations: Members that are reincorporated to another country are analyzed for country assignment the following year during reconstitution, as long as they continue to trade in the U.S. Companies that reincorporate and are no longer trade in the U.S. are immediately deleted from the U.S. indexes and placed in the appropriate country within the Russell Global Index.

▪	Reclassification: The class of a member’s securities included in the Russell 2000® Index will not be assessed or changed outside of a reconstitution period unless the existing class ceases to exist.

▪
Rights offerings: Russell will not apply poison pill rights or entitlements that give shareholders the right to purchase ineligible securities such as convertible debt. Russell will only adjust the Russell 2000® Index to account for a right if the subscription price of the right is at a discount to the market price of the stock. Provided Russell is aware of the rights offer prior to the ex-date, a price adjustment will be applied before the open on the ex-date to account for the value of the rights, and shares increased according to the terms of the offering. If Russell is unable to provide prior notice, the price adjustment and share increase will be delayed until appropriate notice is given.  In these circumstances the price of the stock involved is adjusted to delay the performance due to the rights issue.

▪
Changes to shares outstanding: Changes to shares outstanding due to buybacks (including Dutch auctions), secondary offerings, merger activity with a non-index member and other potential changes are updated at the end of the month in which the change is reflected in vendor-supplied updates and are verified by Russell by use of an SEC filing. For a change in shares to occur, the cumulative change to available shares must be greater than 5%. These share changes are communicated three trading days prior to month-end and include shares provided by the vendor and verified by Russell four days prior to month-end. The float factor determined at reconstitution is applied to the new shares issued or bought back.

▪
Spin-offs:  Spin-off companies are added to the parent company’s index and capitalization tier of membership, if the spin-off company is large enough. To be eligible, the spun-off company’s total market capitalization must be greater than the market adjusted total market capitalization of the smallest security in the Russell 3000E™ Index at the latest reconstitution. A spun-off company may be assigned to a different country from the parent, if any of its home country indicators (HCIs) differ from those of the parent. Consequently, the spin-off company may become a member of the Russell Global Index. Otherwise, the same rules apply between domestic or cross-border spin-off additions.

▪
Tender offers: In the case of a cash tender offer, the target company will be removed from the index when: the offer period completes (initial, extension or subsequent); shareholders have validly tendered, not withdrawn, the shares have been accepted for payment; all regulatory requirements have been fulfilled; and the acquiring company is able to finalize the acquisition via short-form merger, top-up option or other compulsory mechanism.  If the requirements have been fulfilled except where the acquirer is unable to finalize the acquisition through a compulsory mechanism, an adjustment will be applied to the target company’s float-adjusted shares if they have decreased by 30% or more, and the tender offer has fully complete and closed. The adjustment will occur on a date pre-announced by Russell.

▪
Voluntary exchange offers: A publicly traded company may offer to exchange or split-off some or all of its ownership in a separate publicly traded company. Once the offer expires, Russell will decrease the available shares in the offering company, and increase the available shares of ‘split-off’ company, based on the results of the offering. Russell will effect this change based on, but not limited to, preliminary results, company filings, and exchange notices.

▪
Delisting:  Only companies listed on U.S. exchanges are included in the Russell U.S. Indices. Therefore, when a company is delisted from a U.S. exchange and moved to OTC, the company is removed from the Russell U.S. Index either at the close of the current day or the following day.

▪
Bankruptcies and Voluntary Liquidations:  Companies filing for Chapter 7 bankruptcy or that have filed a liquidation plan will be removed from the Russell U.S. Indices at the time of filing. Companies filing for Chapter 11 reorganization bankruptcy will remain members of the Russell U.S. Indices, unless the companies are delisted from the primary exchange and then normal delisting rules will apply.

▪
Stock Distributions: Stock distributions can take two forms: (1) a stated amount of stock distributed on the ex-date, or (2) an undetermined amount of stock based on earnings and profits to be distributed at a future date. In both cases, a price adjustment is done on the ex-date of the distribution. Shares are increased on the ex-date for category (1) and on the pay-date for category (2).

▪
Dividends: Gross dividends are included in the daily total return calculation of the indexes on the basis of their ex-dates. The ex-date is used rather than the pay-date because the marketplace price adjustment for the dividend occurs on the ex-date. If a dividend is payable in stock and cash and the number of shares to be issued cannot be determined by the ex-date, the dividend is treated as all cash. If the number of shares to be issued as a stock dividend is announced subsequently, Russell will give effect to the share change on the pay date, providing appropriate notice can be given.

Strategic Accelerated Redemption Securities®	TS-11

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

▪	Halted securities: When a stock’s trading has been halted, Russell holds the security at its most recent closing price until trading is resumed or is officially delisted.

In addition, Russell will review stocks in two categories for removal: (1) stocks halted due to financial difficulty/debt or cash flow issues for a period longer than 40 calendar days or (2) those stocks suspended due to exchange listing rules or legal regulatory issues longer than one calendar quarter. Determination for removal will be made on a case-by-case basis and based upon reasonable likelihood of trade resumption and likelihood of residual value returned to equity holders. Should removal be deemed appropriate, announcement will be made with monthly share changes and removed on month-end at zero value (for system purposes the actual value used is .0001, in local currency).

Stocks that are scheduled for removal but suspended or not trading through reconstitution due to low liquidity or those that are suspended by the exchange or other governing body due to liquidity issues will be monitored for trade resumption. Once trading resumes, these securities will be removed from the index with announcement as usual. Securities will be removed using the primary exchange close price.

The following graph shows the monthly historical performance of the Russell 2000® Index in the period from January 2008 through March 2015.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Russell 2000® Index was 1,251.708.

Historical Performance of the Russell 2000® Index

This historical data on the Russell 2000® Index is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the Russell 2000® Index during any period set forth above is not an indication that the level of the Russell 2000® Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Russell 2000® Index.

License Agreement

The notes are not sponsored, endorsed, sold, or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

We and Russell have entered into a non-exclusive license agreement providing for the license to us, in exchange for a fee, of the right to use the Russell 2000® Index in connection with the securities. The license agreement between Russell and us provides that language substantially the same as the following language must be stated in this underlying supplement. The Russell 2000® Index is the intellectual property of Russell (the “Sponsor”). The Sponsor reserves all rights including copyright, to the Russell 2000® Index.

The notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in notes generally or in these notes particularly or the ability of the Russell U.S. Indices to track general stock market performance or a segment of the same. Russell’s publication of the Russell U.S. Indices in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the notes upon which the Russell U.S. Indices are based. Russell’s only relationship to Credit Suisse is the licensing of certain trademarks and trade names of Russell and of the Russell U.S. Indices which are determined, composed and calculated by Russell without regard to Credit Suisse or the notes. Russell is not responsible for and has not reviewed the notes, nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell U.S. Indices. Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL U.S. INDICES OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS

Strategic Accelerated Redemption Securities®	TS-12

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE RUSSELL U.S. INDICES TO INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL U.S. INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Strategic Accelerated Redemption Securities®	TS-13

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

The EURO STOXX 50® Index

The EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the EURO STOXX® Supersector indices in terms of free float market capitalization, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices. The STOXX Europe 600® Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries. The EURO STOXX 50® Index was created by STOXX Limited, a joint venture between Deutsche Börse AG and SIX Group AG. Publication of the EURO STOXX 50® Index began on February 26, 1998, based on an initial index level of 1,000 at December 31, 1991. The EURO STOXX 50® Index is published in The Wall Street Journal and disseminated on the STOXX Limited website, which sets forth, among other things, the country and industrial sector weightings of the securities included in the EURO STOXX 50® Index, and updates these weightings at the end of each quarter. The EURO STOXX 50® Index is reported by Bloomberg under the ticker symbol “SX5E.”

On March 1, 2010, STOXX Limited announced the removal of the “Dow Jones” prefix from all of its indices, including the EURO STOXX 50® Index.

Methodology of the EURO STOXX 50® Index

The composition of the EURO STOXX 50® Index is reviewed annually in September, based on the closing stock data on the last trading day in August. The component stocks are announced on the first trading day in September. Changes in the composition of the EURO STOXX 50® Index are made to ensure that the EURO STOXX 50® Index includes 50 market sector leaders from within the EURO STOXX 50® Index. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.

The composition of the EURO STOXX 50® Index is also reviewed monthly to ensure that component stocks still remain eligible for inclusion. The announcement will be on the first trading day of the month after close of the relevant markets. Any resulting changes from the monthly review are implemented on the close of the fifth trading day following the monthly review and are effective the next trading day. All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. The announcement will be on the first trading day of the month after market close. The implementation is effected together with that of the STOXX Total Market Indices. A current list of the issuers that comprise the EURO STOXX 50® Index is available on the STOXX Limited website. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this term sheet.

The free float factors for each component stock used to calculate the EURO STOXX 50® Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. Each component’s weight is capped at 10% of the index’s total free float market capitalization.

The EURO STOXX 50® Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

Computation of the EURO STOXX 50®Index

The EURO STOXX 50® Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

Index =	free float market capitalization of the Index
divisor of the Index

The “free float market capitalization of the Index” is equal to the sum of the product of the price, number of shares outstanding and free float factor for each component stock as of the time the EURO STOXX 50® Index is being calculated. The free float factor reduces the number of shares outstanding to the actual amount available on the market. All fractions of the total number of shares that are larger than 5% and whose holding is of a long-term nature are excluded from the index calculation. The free float factor typically excludes cross-ownership (stock owned either by the company itself or other companies), government ownership, private ownership, and restricted shares that cannot be traded during a certain period or have a foreign ownership restriction. Block ownership is not applied for holdings of custodian nominees, trustee companies, mutual funds, investment companies with short-term investment strategies, pension funds and similar entities.

The EURO STOXX 50® Index is also subject to a divisor, which is adjusted to maintain the continuity of index values despite changes due to corporate actions. All corporate actions and dividends are implemented at the effective date (ex-date); i.e., with corporate actions where cash or other corporate assets are distributed to shareholders, the price of the stock will decrease on the ex-date. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable). If the new shares have a dividend disadvantage —i.e., the new shares have a different dividend from that paid on the old shares — the price for these new shares will be adjusted according to the gross dividend amount. The divisor may increase, decrease or be held constant.

DIVISOR:	Decrease
A) Cash dividend (applies to return indices only)
adjusted price (net return) = closing price − announced dividend * (1 − withholding tax)
adjusted price (gross return) = closing price − announced dividend

Strategic Accelerated Redemption Securities®	TS-14

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

DIVISOR:	Decrease	B) Special Cash dividend (applies to price and return indices) adjusted price = closing price − announced dividend * (1 − withholding tax if applicable)
DIVISOR:	Constant	C) Split and Reverse Split adjusted price = closing price * A / B new number of shares = old number of shares * B / A
DIVISOR:	Increase	D) Rights Offering adjusted price = (closing price * A + subscription price * B) / (A + B) new number of shares = old number of shares * (A + B) / A
DIVISOR:	Constant	E) Stock Dividend adjusted price = closing price * A / (A + B) new number of shares = old number of shares * (A + B) / A
Decrease
F) Stock Dividend (from treasury stock)
If treated as regular cash dividend, only the return indices are adjusted.
adjusted price = closing price – closing price * B / (A + B)
 If treated as extraordinary dividend, the price and the return indices are adjusted.
adjusted price = closing price – closing price * B / (A + B)

DIVISOR:	Decrease	G) Stock Dividend of a Different Company Security adjusted price = (closing price * A − price of the different company security * B) / A
DIVISOR:	Decrease	H) Return of Capital and Share Consolidation adjusted price = (closing price − capital return announced by company * (1 − withholding tax)) * A / B new number of shares = old number of shares * B / A
DIVISOR:	Decrease
I) Repurchase Shares-Self-Tender
adjusted price = ((price before tender * old number of shares) − (tender price * number of tendered shares)) / (old number of shares − number of tendered shares)
new number of shares = old number of shares − number of tendered shares

DIVISOR:	Decrease	J) Spinoff adjusted price = (closing price * A − price of spun-off shares * B) / A
DIVISOR:		K) Combination Stock Distribution (Dividend or Split) and Rights Offering Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A shares held:
Increase
● If rights are applicable after stock distribution (one action applicable to other)
adjusted price = [closing price * A + subscription price * C * (1 + B / A)] / [(A + B) * (1 + C / A)]
new number of shares = old number of shares * [(A + B) * (1 + C / A)] / A

Increase
● If stock distribution is applicable after rights (one action applicable to other)
adjusted price = [closing price * A + subscription price * C] / [(A + C) * (1 + B / A)]
new number of shares = old number of shares * [(A + C) * (1 + B / A)] / A

DIVISOR:	Increase
● Stock distribution and rights (neither action is applicable to the other)
adjusted price = [closing price * A + subscription price * C] / [A + B + C]
new number of shares = old number of shares * [A + B + C] / A

L) Addition/Deletion of a Company No price adjustments are made. The net change in market capitalization determines the divisor adjustment.
M) Free float and Share Changes No price adjustments are made. The net change in market capitalization determines the divisor adjustment.

Strategic Accelerated Redemption Securities®	TS-15

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

The following graph shows the monthly historical performance of the EURO STOXX 50® Index in the period from January 2008 through March 2015. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the EURO STOXX 50® Index was 3,714.89.

Historical Performance of the EURO STOXX 50® Index

This historical data on the EURO STOXX 50® Index is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the EURO STOXX 50® Index during any period set forth above is not an indication that the level of the EURO STOXX 50® Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the EURO STOXX 50® Index.

License Agreement

We have entered into an agreement with STOXX Limited providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the EURO STOXX 50® Index, which is owned and published by STOXX Limited, in connection with certain securities, including the notes.

STOXX Limited and its licensors (the “Licensors”) have no relationship to us, other than the licensing of the EURO STOXX 50® Index and the related trademarks for use in connection with the notes.

STOXX Limited and its Licensors do not sponsor, endorse, sell or promote the notes; recommend that any person invest in the notes; have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes; have any responsibility or liability for the administration, management or marketing of the notes; or consider the needs of the notes or the owners of the notes in determining, composing or calculating the EURO STOXX 50® Index or have any obligation to do so.

STOXX Limited and its Licensors will not have any liability in connection with the notes. Specifically, STOXX Limited and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about: the results to be obtained by the notes, the owners of the notes or any other person in connection with the use of the EURO STOXX 50® Index and the data included in the EURO STOXX 50® Index; the accuracy or completeness of the EURO STOXX 50® Index and its data; and the merchantability and the fitness for a particular purpose or use of the EURO STOXX 50® Index and its data. STOXX Limited and its Licensors will have no liability for any errors, omissions or interruptions in the EURO STOXX 50® Index or its data. Under no circumstances will STOXX Limited or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or its Licensors knows that they might occur. The licensing agreement between us and STOXX Limited is solely for our benefit and the benefit of STOXX Limited and not for the benefit of the owners of the notes or any other third parties.

Strategic Accelerated Redemption Securities®	TS-16

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange.  In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S has advised us as follows: They or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has informed us that at MLPF&S’s discretion and for your benefit, assuming no changes in market conditions from the pricing date, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes for a short initial period after the issuance of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Indices and the remaining term of the notes. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

MLPF&S has informed us that, as of the date of this term sheet, it expects that if you hold your notes in a MLPF&S account, the value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do; and that estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. Any such price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering.  Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Credit Suisse or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Indices.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us, the internal funding rate we use in pricing market-linked notes is typically lower than a rate reflecting the yield on our conventional debt securities of similar maturity in the secondary market. Because we use our internal funding rate to determine the value of the theoretical bond component, if on the pricing date our internal funding rate is lower than our secondary market credit rates, the initial estimated value of the notes will be higher than if the initial estimated value was based our secondary market credit rates.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Indices.  In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatilities of the Indices, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-6 and “Supplemental Use of Proceeds and Hedging” on page PS-16 of product supplement EQUITY INDICES STR-1.

Strategic Accelerated Redemption Securities®	TS-17

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

Credit Suisse AG

Credit Suisse AG, London Branch (“CSLB”), was registered in England and Wales on April 22, 1993. It is, among other things, a vehicle for various funding activities of Credit Suisse AG. CSLB exists as part of Credit Suisse AG and is not a separate legal entity, although it has independent status for certain tax and regulatory purposes. CSLB is authorized and regulated by the Financial Market Supervisory Authority in Switzerland, is authorized by the Prudential Regulation Authority in the U.K., and is subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the U.K.  CSLB’s address is One Cabot Square, London EC14 4QJ, and its telephone number is +44 20 7888 8888. For additional information, see “Credit Suisse” in the prospectus.

Credit Suisse may at any time substitute another of its branches for the branch through which it acts under the notes for all purposes under the notes.  The notes will remain obligations of Credit Suisse, notwithstanding any such substitution.

Material U.S. Federal Income Tax Considerations

The following discussion is a brief summary of material U.S. federal income tax consequences relating to an investment in the notes.  The following summary is not complete and is qualified and supplemented by, or in some cases supplements, the discussion under the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page PS-26 of product supplement EQUITY INDICES STR-1, which you should carefully review prior to investing in the notes.

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of the notes or securities with terms that are substantially the same as those of the notes.  Thus, the characterization of the notes is not certain.  In the absence of an administrative or judicial ruling to the contrary and pursuant to the terms of the notes, you agree with us to treat the notes, for U.S. federal income tax purposes, as prepaid financial contracts, with respect to the Market Measure, that are eligible for open transaction treatment.  The balance of this discussion assumes that the notes will be treated as prepaid financial contracts.  You should be aware that such characterization of the notes is not certain, nor is it binding on the U.S. Internal Revenue Service (the “IRS”) or the courts.  Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described below or in the accompanying product supplement.  We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.  You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes.

If the notes are treated as prepaid financial contracts, a U.S. Holder (as defined in the accompanying product supplement) should generally recognize gain or loss upon the sale, exchange or maturity of its notes in an amount equal to the difference between the amount realized at such time and the U.S. Holder’s tax basis in its notes (generally the amount paid for the notes). Such gain or loss generally should be long-term capital gain or loss if the notes have been held for more than one year.  For notes with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Notes Held Through Foreign Entities

Pursuant to recently finalized regulations and IRS Notice 2013-43, and subject to certain exceptions, FATCA’s withholding regime generally will apply to (i) withholdable payments (other than certain gross proceeds) made after June 30, 2014 (other than certain payments made with respect to a “preexisting obligation,” as defined in the regulations); (ii) payments of certain gross proceeds with respect to a sale or disposition occurring after December 31, 2016; and (iii) foreign passthru payments made after the later of December 31, 2016, or the date that final regulations defining the term “foreign passthru payment” are published.

Substitute Dividend and Dividend Equivalent Payments

A “dividend equivalent” payment is treated as a dividend from sources within the United States and, unless reduced by an applicable tax treaty with the United States, such payments generally will be subject to U.S. withholding tax.  Proposed  regulations provide that a dividend equivalent is (i) any payment of a substitute dividend made pursuant to a securities lending or sale-repurchase transaction that references the payment of a dividend from an underlying security, (ii) any payment made pursuant to a specified notional principal contract (a “specified NPC”) that references the payment of a dividend from an underlying security, (iii) any payment made pursuant to a specified equity-linked instrument (a “specified ELI”), or (iv) any other substantially similar payment.  An underlying security is any interest in an entity taxable as a domestic corporation if a payment with respect to that interest could give rise to a U.S. source dividend.  For payments made before January 1, 2016, the regulations provide that a specified NPC is any NPC if (a) in connection with entering into the contract, any long party to the contract transfers the underlying security to any short party to the contract, (b) in connection with the termination of the contract, any short party to the contract transfers the underlying security to any long party to the contract, (c) the underlying security is not readily tradable on an established securities market, or (d) in connection with entering into the contract, the underlying security is posted as collateral by any short party to the contract with any long party to the contract. For payments made after December 31, 2015, a specified NPC is any NPC that has a delta of 0.70 or greater with respect to an underlying security at the time of acquisition.  A specified ELI is any ELI issued on or after 90 days after the date the proposed regulations are finalized that has a delta of 0.70 or greater with respect to an underlying security at the time of acquisition.  The delta of an NPC or ELI is the ratio of the change in the fair market value of the contract to the change in the fair market value of the property referenced by the contract.  If withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld.

Strategic Accelerated Redemption Securities®	TS-18

Strategic Accelerated Redemption Securities®
Linked to the Worst of the Russell 2000® Index and the EURO STOXX 50® Index, due April 13, 2018

Proposed Legislation on Certain Financial Transactions

On February 26, 2014, the Chairman of the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments.  If enacted as proposed, the effect of that legislation generally would be to require instruments such as the notes acquired after December 31, 2014, or any notes held after December 31, 2019, to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.  You are urged to consult your tax advisor regarding the draft legislation and its possible impact on you.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

“Strategic Accelerated Redemption Securities®” is a registered service mark of Bank of America Corporation, the parent company of MLPF&S.

Strategic Accelerated Redemption Securities®	TS-19